Exhibit 21

Subsidiaries of Exceed Company Ltd.

Name	Jurisdiction of Incorporation

Windrace International Company Limited	Cayman Islands

Windrace Investment Holding Limited	British Virgin Islands

Hei Dai Lung Group Company Limited	Hong Kong

Xidelong (China) Co. Ltd.	People’s Republic of China

Fujian Xidelong Sports Goods Co., Ltd.	People’s Republic of China